UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Twin Ridge Capital Acquisition Corp.
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G9151l112
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Twin Ridge Capital Sponsor, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,435,045(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,435,045(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,435,045(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
32.87%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 10,435,045 Class A ordinary shares acquirable in respect of (i) 5,327,203 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer's initial business and (ii) 5,107,842 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 21,308,813 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 10,435,045 Class A ordinary shares issuable in connection with the exercise or conversion of the 5,327,203 Class B Shares and the  5,107,842 Private Placement Warrants.

1	NAMES OF REPORTING PERSONS
Dale Morrison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,435,045(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,435,045(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,435,045(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
32.87%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 10,435,045 Class A ordinary shares acquirable in respect of (i) 5,327,203 Class B Shares and (ii) 5,107,842 Private Placement Warrants.

(2) Calculated based on (i) 21,308,813 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 10,435,045 Class A ordinary shares issuable in connection with the exercise or conversion of the 5,327,203 Class B Shares and the  5,107,842 Private Placement Warrants.

1	NAMES OF REPORTING PERSONS
Sanjay K. Morey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,435,045(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,435,045(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,435,045(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
32.87%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 10,435,045 Class A ordinary shares acquirable in respect of (i) 5,327,203 Class B Shares and (ii) 5,107,842 Private Placement Warrants.

(2) Calculated based on (i) 21,308,813 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 10,435,045 Class A ordinary shares issuable in connection with the exercise or conversion of the 5,327,203 Class B Shares and the  5,107,842 Private Placement Warrants.

1	NAMES OF REPORTING PERSONS
William P. Russell, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,435,045(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,435,045(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,435,045(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
32.87%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 10,435,045 Class A ordinary shares acquirable in respect of (i) 5,327,203 Class B Shares and (ii) 5,107,842 Private Placement Warrants.

(2) Calculated based on (i) 21,308,813 Class A ordinary shares outstanding as of November 15, 2021 as reported on the Issuer’s Form 10-Q, filed on November 15, 2021 and (ii) 10,435,045 Class A ordinary shares issuable in connection with the exercise or conversion of the 5,327,203 Class B Shares and the  5,107,842 Private Placement Warrants.

Item 1(a).	Name of Issuer

Twin Ridge Capital Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

999 Vanderbilt Beach Road, Suite 200
Naples, Florida 34108

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Twin Ridge Capital Sponsor, LLC

(ii)	Dale Morrison

(iii)	Sanjay K. Morey

(iv)	William P. Russell, Jr.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

999 Vanderbilt Beach Road, Suite 200
Naples, FL 34108

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number

G9151l112

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by Twin Ridge Capital Sponsor, LLC (the “Sponsor”). The Sponsor is controlled by Dale Morrison, Sanjay K. Morey and William P. Russell, Jr. As such, each of the foregoing may be deemed to have beneficial ownership of the securities directly held by the Sponsor but disclaims such ownership. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

TWIN RIDGE CAPITAL SPONSOR, LLC

	By:	/s/ William P. Russell, Jr.
Name:William P. Russell, Jr.
Title: Authorized Signatory

/s/ Dale Morrison
Dale Morrison

/s/ Sanjay K. Morey
Sanjay K. Morey

/s/ William P. Russell, Jr.
William P. Russell Jr.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 10, 2022